Exhibit 99.1

SIXTH AMENDING AGREEMENT

THIS AGREEMENT dated as of November 8, 2018.

AMONG:

ENERPLUS CORPORATION, a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "Borrower"),

OF THE FIRST PART

and

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE SECOND PART

and

EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF in their capacity as a Lender (collectively, the "Lenders"),

OF THE THIRD PART

WHEREAS the parties hereto entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.       INTERPRETATION

1.1       In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this sixth amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

"Credit Agreement" means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending agreement dated as of November 8, 2013, a second amending agreement dated as of May 6, 2014, a third amending agreement dated as of November 7, 2014, a fourth amending agreement dated as of November 6, 2015 and a fifth amending agreement dated as of November 4, 2016; and

"Effective Date" means the date on which all of the conditions precedent in Section 5.1 of this Agreement have been satisfied or waived by the Lenders.

1.2       Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3       The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.

2.       AMENDMENTS TO DEFINITIONS

2.1       Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree that Section 1.1 of the Credit Agreement is amended as follows:

(a)	the following new definitions are added in their proper alphabetical order:

""Anti-Corruption Laws" means all laws, rules and regulations of any Sanctions Authority that apply to the Borrower and the other Loan Parties and their respective Subsidiaries from time to time concerning or relating to bribery of government officials or public corruption.

"Approved Securities" means obligations maturing within one year from their date of purchase or other acquisition by the Borrower or a Material Restricted Subsidiary and which are, directly or indirectly (including through a money market fund administered by the Agent):

(a)	issued by the Government of Canada or the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada or the United States of America;
(b)	issued by a province of Canada or a state of the United States of America, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody's, or A by DBRS; or
(c)	term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes, in each case, of any Canadian chartered bank or other Canadian financial institution or any bank or other financial institution incorporated under the laws of the United States of America or any state thereof which has a long term debt rating of at least A+ by S&P, A1 by Moody's, or A (high) by DBRS.

"Available Cash" means, at any time the same is to be determined, the aggregate available amount (expressed as the Equivalent Amount in Canadian Dollars) of unrestricted and unencumbered:

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(a)	cash in Canadian Dollars or U.S. Dollars (and excluding, for certainty, any such cash which is held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States; plus
(b)	Approved Securities (and excluding, for certainty, any Approved Securities which are held in or under any escrow arrangements pursuant to this Agreement or otherwise) maintained by the Loan Parties on deposit in accounts located in Canada or the United States.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

"Bail-In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

"Consolidated Senior Net Debt" means Consolidated Senior Debt less the amount of Available Cash in excess of Cdn. $50,000,000.

"Consolidated Senior Net Debt to EBITDA Ratio" means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Net Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

"DBRS" means DBRS Limited and its successors.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a Lender Parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its Lender Parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

"EEA Resolution Authority" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"Moody's" means Moody’s Investors Service, Inc. and its successors.

"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

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"Sanctioned Country" means, at any time, a country, region or territory which is the subject or target of any Sanctions.

"Sanctioned Person" means:

(a)	a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;
(b)	a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of countrywide or territory-wide Sanctions;
(c)	a Person that is otherwise a target of Sanctions ("target of Sanctions" signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or
(d)	any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with Sanctions, or otherwise deal with pursuant to Sanctions.

"Sanctions" means, solely in respect of the business activities of each of the Loan Parties or their respective Subsidiaries, economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority that are applicable to each Loan Party or its respective Subsidiaries; provided however that, with respect to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada (or in the case of Loan Parties who are resident, or otherwise carry on business, in the United States, the United States), only to the extent such sanctions or trade embargoes would not violate Law in Canada (or in the case of Loan Parties who are incorporated or formed, or otherwise carry on business, in the United States, Law in the United States).

"Sanctions Authority" means any of: (a) the Canadian federal government; (b) the United States federal government; (c) the United Nations Security Council (to the extent it would not violate Law in Canada); (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom and "Sanctions Authorities" means all of the foregoing, collectively.

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

"Spot Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at the close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent on the Banking Day such conversion is to be made in accordance with its normal practice.

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"Write-Down and Conversion Powers" means with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.";

(b)	the definition of "Capital Lease Obligations" is deleted and replaced with the following:

""Capital Lease Obligations" means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is characterized as a finance lease or a capital lease. The Borrower may exclude a lease to the extent that it would not have been characterized as a Capital Lease Obligation in accordance with GAAP as in effect on December 31, 2017.";

(c)	the definition of "CDOR Rate" is deleted and replaced with the following:

""CDOR Rate" means, on any day when Bankers' Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) to reflect any error in a posted rate or in the posted average annual rate); provided that: (a) if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the Discount Rate quoted by the Agent (determined as of 10:00 a.m. (Toronto time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and (b) if the rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.";

(d)	the definition of "Consolidated EBITDA" is deleted and replaced with the following:

""Consolidated EBITDA" means, on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP,

(a)       plus, to the extent deducted in the determination of such net income, the sum of:

(i)	depletion, amortization, accretion and depreciation (excluding any depreciation, depletion or amortization expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);
(ii)	interest expense (excluding any interest expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);
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(iii)	the all-in costs of funds of any accounts receivable securitization program;
(iv)	all provisions for any taxes;
(v)	all non-cash amounts;
(vi)	any losses resulting from extraordinary or nonrecurring items; and
(vii)	net losses attributable to minority interests; and

(b)       minus, to the extent added in the determination of such net income, the sum of:

(i)	all non-cash amounts;
(ii)	gains resulting from any extraordinary or nonrecurring items;
(iii)	all amounts attributable to any Non-Recourse Assets except to the extent distributed to any Enerplus Party free and clear of any claim from the lender of the associated Non-Recourse Debt; and
(iv)	net income attributable to minority interests.";
(e)	the definition "Defaulting Lender" is amended by deleting the "or" at the end of paragraph (e) thereof, replacing the period at the end of paragraph (f) thereof with "; or" and inserting the following new paragraph (g) in such definition:

"(g) that becomes the subject of a Bail-In Action.";

(f)	the definition of "Equivalent Amount" is deleted and replaced with the following:

""Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Spot Rate for such currencies on such date of determination or, if such date of determination is not a Banking Day, on the Banking Day immediately preceding such date of determination.";

(g)	the definition of "Federal Funds Rate" is deleted and replaced with the following:

""Federal Funds Rate" means, for any day, the rate calculated by the Federal Reserve Bank of New York, based on such day's federal funds transactions by depositary institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Banking Day, such rate for the immediately preceding Banking Day, for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that if the Federal Funds Rate as determined above is less than zero, then the Federal Funds Rate shall be deemed to be zero.";

(h)	the definition of "Maturity Date" is amended by replacing "October 31, 2020" with "October 31, 2021"; and
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(i)	the definition of "Noon Rate" is deleted in its entirety.

3.       OTHER AMENDMENTS TO CREDIT AGREEMENT

3.1       Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree that the Credit Agreement is further amended as follows:

(a)	Section 4.2 of the Credit Agreement is amended by:
(i)	deleting the pricing table in Section 4.2(i) and replacing it with the following:
Level	Consolidated Senior Net Debt to EBITDA Ratio	Canadian Prime Rate / U.S. Base Rate Margin	LIBOR / BA Stamping Fee / Financial LC Issuance Fee	Standby Fee
1	<0.5	25	125	25
2	>0.5 <1.0	50	150	30
3	>1.0 <1.75	70	170	34
4	>1.75 <2.25	105	205	41
5	>2.25 <3.0	140	240	48
6	>3.0	215	315	63

(ii)	deleting Section 4.2(i.1) in its entirety;
(iii)	replacing each reference in Sections 4.2(j) and 4.2(l) to "Consolidated Senior Debt to EBITDA Ratio" with "Consolidated Senior Net Debt to EBITDA Ratio"; and
(iv)	replacing the reference in Section 4.2(j) to "level 5" with "level 6".
(b)	Article 8 of the Credit Agreement is amended by adding the following new Section 8.11:

"8.11 Interest Act (Canada).

The Borrower:

(a)	acknowledges and confirms that: (A) this Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and (B) the Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder; and
(b)	irrevocably agrees not to, and agrees to cause each other Loan Party not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Documents, that the interest payable under the Documents and the calculation thereof has not been adequately disclosed to the Borrower or any other Loan Party, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle."
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(c)	Section 9.3 of the Credit Agreement is amended by adding the following new paragraph at the page margin immediately under the last paragraph thereof:

"If at any time the Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 9.3(a) or 9.3(b) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 9.3(a) or 9.3(b) have not arisen but the supervisor for the administrator of LIBOR or a governmental authority having jurisdiction over the Agent has made a public statement identifying a specific date after which LIBOR shall no longer be used for determining interest rates for loans, then the Agent and the Borrower shall negotiate in good faith to establish an alternate rate of interest to LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for LIBOR Based Loans made in Canada or in the United States at such time, and upon an agreement being reached, shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 21.16, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Agent shall not have received, within five (5) Banking Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. Provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement."

(d)	Section 13.1 of the Credit Agreement is amended by adding the following new paragraphs (t) and (u):

"(t) Anti-Corruption Laws and Sanctions.

(i)	The Borrower and its Subsidiaries have implemented and maintain in effect policies or codes of conduct intended to ensure compliance in all material respects by their respective directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions applicable to such Persons.
(ii)	None of the Borrower or any of its Subsidiaries, or, to the knowledge of the Borrower, any of their respective directors, officers and employees is a Sanctioned Person.
(iii)	No part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used intentionally by the Borrower or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person known by the Borrower to be in violation in any material respect of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person known to the Borrower or its Subsidiaries to be a Sanctioned Person, or in any country known to the Borrower or its Subsidiaries to be a Sanctioned Country where such Sanctions relate to the business activities of the Borrower and its Subsidiaries; or (C) in any manner that would result in the violation in any material respect of any Sanctions applicable to the Borrower and its Subsidiaries.
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(u)       Interest Act (Canada).

(i)	This Agreement, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other Document; and
(ii)	The Borrower and each other Loan Party are each able to calculate the yearly rate or percentage of interest payable under any Document based on the methodology set out herein and under the other Documents, including Section 4.2 and Article 8 hereof and the constituent definitions herein and under the other Documents relating to interest and other amounts payable hereunder and thereunder.";
(e)	Section 14.1 of the Credit Agreement is amended by adding the following new paragraph 14.1(z):

"(z)       Anti-Corruption Laws and Sanctions. The Borrower shall, and shall cause its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, the representations and warranties in Section 13.1(t) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).";

(f)	Section 22.1 of the Credit Agreement is deleted and replaced with the following:

"22.1 Notices

(a)	Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(i)       left at the relevant address set forth below or in Schedule A, as applicable; or

(ii)       telecopied or sent by other means of recorded electronic communication; and

(A)       if to the Agent, addressed to the Agent at:

Canadian Imperial Bank of Commerce

Capital Markets, Wealth Management Operations

595 Bay Street, CPS - 5th Floor

Toronto, Ontario M5G 2C2

Telecopier:           (416) 956-3830

Attention:             Global Agent Administration Services

(B)       if to any of Enerplus Parties, addressed to any of them at:

Enerplus Corporation

3000 Dome Tower

333 - 7th Avenue S.W.

Calgary, Alberta T2P 2Z1

Telecopier:            (403) 298-2211

Attention:              Senior Vice President and Chief Financial Officer

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(C)	if to any Lender, addressed to such Lender at the address set forth opposite such Lender's name in Schedule A.
(iii)	The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.
(iv)	Any notice or other communication given or made in accordance with this Section 22.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter. Notices delivered through electronic communications to the extent provided in Section 22.1(b), shall be effective as provided therein.
(v)	Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.
(b)	Electronic Communications: Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes (i) notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor, provided that in the case of (i) and (ii), if such notice, email or other communication is not sent within normal business hours of the recipient, such notice or other communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient.

(c)	Change of Address, Etc. Any Party may change its address, telecopier number or email address for notices and other communications hereunder by notice in the manner provided in this Section 22.1 to the other Parties.

(d)       Platform:

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(i)	The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").
(ii)	The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent, its Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of the Agent and its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower or its Subsidiaries, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary of the Borrower, or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary of the Borrower provides to the Agent pursuant to any Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 22.1(d), including through the Platform.";
(g)	Section 22.4 of the Credit Agreement is amended by deleting the reference therein to "daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Toronto, Ontario" and replacing it with "Spot Rate for";
(h)	Article 22 of the Credit Agreement is amended by deleting Section 22.13 in its entirety and replacing it with the following new Sections 22.13 and 22.14:

"22.13 Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)       the effects of any Bail-In Action on any such liability, including, if applicable:

(i)       a reduction in full or in part or cancellation of any such liability;

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(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its Lender Parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or
(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

22.14       Counterparts; Integration; Effectiveness; Electronic Execution

(a)	Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, and all of which when taken together shall constitute a single contract. This Agreement shall become effective when it has been executed by the Agent and each of the other parties hereto and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.
(b)	Electronic Execution of Assignments. The words "execution", "signed", "signature", and words of like import in any Assignment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Law."; and
(i)	Schedule F to the Credit Agreement is deleted and replaced with Exhibit A hereto.

4.         REPRESENTATIONS AND WARRANTIES

4.1       The Borrower hereby represents and warrants that as of the Effective Date:

(a)	no Default or Event of Default has occurred and is continuing; and
(b)	the representations and warranties contained in Article 13 of the Amended Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

4.2       The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or the Lenders' counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

5.       CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1       This Agreement shall be effective on the date each of the following conditions precedent are satisfied (or waived by the Lenders hereunder):

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(a)	the Borrower shall deliver or cause to be delivered to the Agent an executed copy of this Agreement for each Lender; and
(b)	the Agent shall have received for payment to each Lender, a fee equal to 5.0 Basis Points on the amount of each Lender's Individual Commitment Amount.

5.2       The conditions precedent set out in Section 5.1 above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

6.         CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

7.         FURTHER ASSURANCES

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

8.         COUNTERPARTS

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

9.         Governing Law

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[Signature pages follow]

13

ENERPLUS CORPORATION Per: /s/ “Shaina Morihira" Name: Shaina Morihira Title: Vice President, Finance Per: /s/ “Jodi Jenson Labrie" Name: Jodi Jenson Labrie Title: Senior VP and CFO

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Swing Line Lender, Fronting Lender and Lender

Per: /s/ “Joelle Chatwin”

Name:   Joelle Chatwin

Title:      Executive Director

Per: /s/ “Chris Perks”

Name:   Chris Perks

Title:       Managing Director

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

ROYAL BANK OF CANADA Per: /s/ “Mike Gaudet” Name: Mike Gaudet Title: Authorized Signatory

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

BANK OF MONTREAL Per: /s/ “Ebba Jantz” Name: Ebba Jantz Title: Managing Director Per: Name: Title:

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

THE BANK OF NOVA SCOTIA Per: /s/ “Jeff Cebryk” Name: Jeff Cebryk Title: Managing Director & Head Per: /s/ “Scarlett Crockatt” Name: Scarlett Crockatt Title: Director

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

THE TORONTO-DOMINION BANK Per: /s/ “Anil Nayak” Name: Anil Nayak Title: Director Per: /s/ “Richard Coombs” Name: Richard Coombs Title: Director

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

NATIONAL BANK OF CANADA Per: /s/ “Chuck Warnica” Name: Chuck Warnica Title: Authorized Signatory Per: /s/ “Mark Williamson” Name: Mark Williamson Title: Authorized Signatory

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

CITIBANK, N.A., CANADIAN BRANCH Per: /s/ “Brian Delaney” Name: Brian Delaney Title: Authorized Signatory Per: Name: Title:

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

WELLS FARGO BANK, N.A., CANADIAN BRANCH Per: /s/ “Peter Borsos” Name: Peter Borsos Title: Director Per: Name: Title:

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC Per: /s/ “Oliver Sumugod” Name: Oliver Sumugod Title: Director Per: /s/ “Matt van Remmen” Name: Matt van Remmen Title: Managing Director

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

ATB FINANCIAL Per: /s/ “Matthew Littlejohn” Name: Matthew Littlejohn Title: Director Per: /s/ “Shruthi Belle” Name: Shruthi Belle Title: Portfolio Manager, Energy ATB Corporate Financial Services

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

ENERPLUS RESOURCES U.S. INC. Per: /s/ “Shaina Morihira” Name: Shaina Morihira Title: Vice President, Finance Per: /s/ “Jodi Jenson Labrie” Name: Jodi Jenson Labrie Title: Senior VP and CFO	ENERPLUS RESOURCES (USA) CORPORATION Per: /s/ “Shaina Morihira” Name: Shaina Morihira Title: Vice President, Finance Per: /s/ “Jodi Jenson Labrie” Name: Jodi Jenson Labrie Title: Senior VP and CFO
3104613 NOVA SCOTIA LIMITED Per: /s/ “Shaina Morihira” Name: Shaina Morihira Title: Vice President, Finance Per: /s/ “Jodi Jenson Labrie” Name: Jodi Jenson Labrie Title: Senior VP and CFO

[Signature Page to Sixth Amending Agreement - Enerplus Corporation]

Exhibit A to the Sixth Amending Agreement dated as of November 8, 2018 to the Enerplus Corporation Amended and Restated Credit Agreement dated October 31, 2012

COMPLIANCE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement ("CIBC") Facsimile: (416) 956-3830 (Syndication Agency)
AND TO:	ENERPLUS CORPORATION
RE:

Amended and Restated Credit Agreement dated October 31, 2012 between Enerplus Corporation, as borrower (the "Borrower"), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the "Lenders") and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent") (as amended from time to time, the "Credit Agreement")

This Compliance Certificate is delivered pursuant to Section 14.1(g) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Enerplus Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending _______________, _____ (the "Calculation Date");
2.	I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each of the other Enerplus Parties as I have deemed necessary for purposes of this Compliance Certificate;
3.	No Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders in accordance with the terms of the Credit Agreement;
4.	There have been no changes to Schedule E of the Credit Agreement [except as follows:]

[describe changes, if any and provide revised Schedule E]

5.	There are no Material Restricted Subsidiaries that are not party to a Guarantee Agreement or that have not provided a Guarantee Agreement to the Agent in accordance with Section 14.1(t) of the Credit Agreement.
6.	The Borrower and the Restricted Subsidiaries own not less than 85% of Consolidated Tangible Assets.

7.	The Consolidated Senior Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "1" attached hereto;
8.	The Consolidated Senior Net Debt to EBITDA Ratio of the Borrower as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit "2" attached hereto;
9.	The Consolidated Total Debt to EBITDA Ratio of the Borrower as of the Calculation Date is ____________ :1.00, as calculated and presented on Exhibit "3" attached hereto;
10.	The Consolidated Senior Debt to Capitalization of the Borrower as of the Calculation Date is ____________ % as calculated and presented on Exhibit "4" attached hereto;
11.	The Consolidated Tangible Assets of the Borrower as at the Calculation Date are $____________, as calculated and presented on Exhibit "5" attached hereto;

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this _______ day of ______________________, 20___.

ENERPLUS CORPORATION
Per:
Name:
Title:

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 2

CONSOLIDATED SENIOR NET DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 3

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 4

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE BORROWER CALCULATION

EXHIBIT 5

CONSOLIDATED TANGIBLE ASSETS OF THE BORROWER CALCULATION